Portrait Coffee LLC

Profit and Loss

January - December 2023

	TOTAL
Income	
4000 Retail	-1,022.00
4025 Retail Sales	674,430.59
4050 Discounts	-34,087.04
4075 Returns	-4,018.65
Total 4000 Retail	**635,302.90**
4100 Wholesale Sales	616,048.83
4200 Shipping Income	14,231.20
Total Income	**$1,265,582.93**
Cost of Goods Sold	
4315 Green Bean Inventory	402,597.56
4335 Merchandise	10,690.53
4345 Packaging Supplies	69,544.69
4355 Shipping, Freight & Delivery	
Echo Global Logistics - Freight Delivery	20,972.85
Stamps.com U.S. Postal Service	97,500.00
Worldwide Express - UPS	14,852.83
Total 4355 Shipping, Freight & Delivery	**133,325.68**
4360 Production Labor	158,473.02
4361 Production Labor Payroll Tax	13,712.67
4362 Production Subcontractors	890.00
Inventory Shrinkage	0.00
Total Cost of Goods Sold	**$789,234.15**
GROSS PROFIT	**$476,348.78**
Expenses	
Advertising & Marketing	32,705.48
Bank Charges & Fees	5,116.63
Gifts and Donations	984.08
Insurance	8,608.41
Legal & Professional Services	47,403.41
Meals & Entertainment	19,536.94
Merchant Account Fees	22,505.86
Office Expenses	16,168.45
Payroll	
Employee Benefits	70,744.48
Payroll - Operations Staff	168,582.26
Payroll - Owners & Officers	12,284.61
Payroll - Subcontractors	35,977.00
Payroll Fees	2,874.01
Payroll Tax	14,493.95
Total Payroll	**304,956.31**

Portrait Coffee LLC

Profit and Loss

January - December 2023

	TOTAL
Rent & Lease	28,040.00
Repairs & Maintenance	6,180.06
Shipping and Delivery	1,827.06
Subcontractors	3,365.44
Subscriptions & Services	31,985.28
Supplies & Materials	13,259.83
Taxes & Licenses	3,557.15
Travel	
Airfare and Lodging	5,280.77
Car Rental	387.96
Fuel	921.27
Parking	309.35
Rideshare/Taxi	702.63
Total Travel	**7,601.98**
Uncategorized Expense	2,000.00
Utilities	11,548.49
Total Expenses	**$567,350.86**
NET OPERATING INCOME	**$ -91,002.08**
Other Income	
Interest Earned	216.89
Other Income	4,869.66
Total Other Income	**$5,086.55**
Other Expenses	
Crowdfunding Fees	15,081.17
Depreciation	35,133.98
First Name Basis - Marketing	19,949.57
Interest Paid	27,514.84
Sales Tax Paid	0.00
Total Other Expenses	**$97,679.56**
NET OTHER INCOME	**$ -92,593.01**
NET INCOME	**$ -183,595.09**